NEWS RELEASE

Joint Venture Partners Brascan Power and Emera to Acquire
Additional Hydroelectric Assets in New England

Gatineau, Quebec and Halifax, Nova Scotia, December 23, 2004-Brascan Power Inc. and Emera Inc., in a 50-50 joint venture, will acquire Bear Swamp, a 589 megawatt pumped storage hydro-electric generating facility in northern Massachusetts, for a total of US $92 million.

“Emera and Brascan work well together, and we are pleased to add this quality asset to our portfolio,” said Chris Huskilson, President and Chief Executive Officer of Emera Inc.

Bear Swamp is located on the Deerfield River in northern Massachusetts. The facility sells energy, capacity and ancillary products to the New England Power Pool. Also included in the acquisition is the nearby 10 MW Fife Brook run-of-river hydro facility.

“The addition of this facility will further our growth strategy and increase our ability to optimize our New England generation portfolio as we continue to strengthen our geographic presence in the northeast,” said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

Both Emera and Brascan intend to finance the acquisition out of available financial resources. The transaction is conditional on approvals of regulatory agencies and is expected to close in mid 2005.

About Brascan Power

Brascan Power Inc. comprises the power generating, distribution and marketing operations of Brascan Corporation. It is an independent producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). is an asset management company with a focus on real estate and power generation with direct investments of $19 billion and a further $7 billion of assets under management. (See www.brascancorp.com for more details).

About Emera Inc.

Emera Inc. (EMA-TSX) is an energy and services company with 570,000 customers and $4.0 billion in assets. The core business of Emera is electricity and the company has two wholly-owned regulated electric utility subsidiaries, Nova Scotia Power Inc. and Bangor Hydro-Electric Company. Nova Scotia Power supplies over 95% of the electric generation, transmission and distribution in Nova Scotia. Nova Scotia Power’s Point Tupper and Lingan generating facilities have been ranked #1 and #2 in Canada in operating performance by The Canadian Electricity Association. Bangor Hydro provides electricity transmission and distribution service to 110,000 customers in eastern Maine. It is a member of the New England Power Pool, and is interconnected with the other New England utilities to the south and with New Brunswick Power to the north. Emera also owns a 12.9% interest in the Maritimes & Northeast Pipeline, which delivers Sable natural gas to markets in Maritime Canada and the northeastern United States; Emera Energy Services which manages energy assets on behalf of third parties and provides related services; and Emera Fuels, which distributes home heating oil and related products to customers in the Maritime provinces.

Brascan Power	Emera Inc.
Shelley Moorhead	Randy Henderson, CA
Director, Corporate Communications & Investor Relations	Senior Vice President & Chief Financial Officer
Tel: (819) 561-8072	Tel : (902) 428-6247
Fax: (819) 561-7188	Email: randy.henderson@emera.com
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.